As filed with the Securities and Exchange Commission on February 12, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Hungary

(Name of Registrant)

Consulate General of Hungary in New York

223 East 52nd Street

New York, NY 10022

(Name and address of authorized agent in the United States)

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Jeffrey C. Cohen, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, New York 10105

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Debt Securities	$351,000,000	100%	$351,000,000	$47,876.40

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The securities being registered for an offering pursuant to Rule 462(b) under the Securities Act are additional securities registered under the Registrant’s Securities Act registration statement No. 333-170923.

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(b) UNDER THE SECURITIES ACT OF 1933.

EXPLANATORY NOTE

This registration statement is being filed with respect to the registration of additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the earlier registration statement (No. 333-170923) are incorporated by reference into this registration statement.

This Registration Statement consists of:

(1)	Signature Page

(2)	Signature of Authorized Representative

(3)	Index to Exhibits

(4)	Exhibit 5.3: Opinion of Counsel of the Government Debt Management Agency Private Company Limited by Shares of Hungary

(5)	Exhibit 5.4: Opinion of Linklaters LLP

SIGNATURE OF THE ISSUER

Pursuant to the requirements of the Securities Act of 1933, as amended, Hungary has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary on the 12th day of February , 2013.

HUNGARY,

Acting by and through its Minister of National Economy, being the Minister Responsible for Public Finances

*By:	/s/ György Matolcsy dr.
Name: György Matolcsy dr.
Title: Minister for National Economy of Hungary

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Hungary in the United States, has signed this registration statement in the City of New York, New York, on the 12th day of February, 2013.

By:	/s/ Károly Dán
Name: Károly Dán
Title: Consul General of Hungary in New York

EXHIBIT INDEX

Exhibit

1.1	Form of Underwriting Agreement*

4.1	Form of proposed Debt Security (attached to the form of Fiscal Agency Agreement under Exhibit 99.1 below)

5.3	Opinion of Counsel of the Government Debt Management Agency Private Company Limited by Shares of Hungary

5.4	Opinion of Linklaters LLP

23.4	Consent of György Matolcsy dr., Minister for National Economy of Hungary (included on page 4)

23.5	Consent of Counsel of the Government Debt Management Agency Private Company Limited by Shares of Hungary (included in Exhibit 5.3)

23.6	Consent of Linklaters LLP (included in Exhibit 5.4)

99.1	Fiscal Agency Agreement dated as of January 29, 2010, between the Republic of Hungary and Citibank, N.A.*

Notes:

*	Previously filed as an exhibit to the Republic’s Form 18-K/A for the year ended December 31, 2008 (File Number 033-49294-01) filed on February 4, 2010 and such exhibit is incorporated by reference herein and made a part of this Registration Statement.